082-03116

# GREAT QUEST
## METALS LTD.

RECEIVED
2007 SEP 17 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 27, 2007

07026484

**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

**RE: Great Quest Metals Ltd. (the "Company")
Second Quarter Report**

Enclosed please find one copy of the Company's Form 51-102F1 with the Second Quarter Report and financial statements for the six months ended June 30, 2007.

Please be advised, that in accordance with National Instrument 51-102, the Second Quarter Report was mailed to shareholders on August 27, 2007.

Yours truly,

**GREAT QUEST METALS LTD.**

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Dlw 9/17

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

# GREAT QUEST METALS LTD.

RECEIVED
2007 SEP 17 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2007**
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

***Dear Shareholders:***

***Introduction***

The Second Quarter of 2007 continues what is the most active year in the history of Great Quest Metals Ltd. A successful 5,712 metre diamond drill program was completed on the Kenieba gold concession in western Mali, West Africa, and the Company is currently preparing for a 1,600 metre drill program on the Taseko copper-gold-molybdenum property in British Columbia. The Company is also reviewing the possibility of acquiring new projects.

During the Second Quarter, Great Quest completed a private placement for a total consideration of $443,200. Subsequently, the Company completed two private placements for a total of $939,500 in flow-through funds and $149,750 in non-flow-through funds.

***Taseko Property, BC***

Great Quest is presently preparing for a 1,600 metre diamond drill program on the Taseko property. The Taseko property covers the Empress deposit where a pre-NI 43-101 mineral resource study by James Askew and Group, Denver, Colorado, defined 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold.

During the 2007 drill program three targets will be tested. The first target is copper-gold-molybdenum mineralization in the Granite Creek area north of the Empress deposit where no molybdenum was intersected. In 1991, Hole 91-43, 191 metres north of the Empress, intersected 3 zones totalling 20 metres of 0.020% molybdenum, within a 100 metre interval. Hole 91-49, 57 metres northwest of 91-43, intersected 133 metres of 0.029% Mo. The Company will continue drilling to the north and northwest in the direction of the increase of molybdenum mineralization.

The second target is an area of high-grade copper-gold (up to 7.14% Cu) mineralization that was found on the surface in the Empress area. This rock is very similar to the Lower North zone of the deposit, which ranges from 140 to 204 metres below the surface. The objective is to find the source of this rock on the surface.

The third target is a series of greater than 200 parts per million copper anomalies that extend for 2,438 metres west of the Buzzer zone which has copper-gold-molybdenum, copper-porphyry type mineralization. Mineralized fragments of rock similar to that which has been found in the Buzzer deposit has been found on the western limit of these copper anomalies.

***Kenieba Concession, Mali***

In the autumn of 2006, a very preliminary 43-101 mineral resource study on the Djambaye 2 gold zone was conducted by Carl Verley (P, Geol.). This study, focused mainly on vein structures over a length of 1,100 metres and to a depth of 100 metres along the zone, defined an inferred mineral resource of 928,787 tonnes of 4.48 grams per tonne gold or 133,882 ounces of gold. No estimate was made of lower grade, bulk-mineable resources. The Djambaye 2 has now been drilled over a length 2,060 metres with the deepest intersection of the zone at 160 metres. The pattern of drilling consists of cross-sections every 100 metres. An update to the mineral resource study is expected this autumn.

So far, assays from 7 holes intersecting the Djambaye 1 gold zone have shown positive results. Both the Djambaye 2 and Djambaye 1 gold zones are characterized by high grade gold shoots within lower grade intervals and remain open to the north, south and to depth. The two zones have been traced on the surface for a total of 7,477 metres. Both zones will be a focus of drilling during the next program following the rainy season. It is anticipated that subsequent drilling should add to the mineral resource from both of the zones.

***Other Concessions***

The Company also holds the Bourdala and Manankoto gold concessions and the Kenieti diamond concession in Mali. Mineralization in the TD, Soumala and Bourdala Sud Ouest concessions (all part of the Bourdala concessions) consists of gold in metasediments along intrusive dykes. In the TD area there is a 40 metre wide, north-south, diorite dyke with substantial orpaillage (pits hand-dug by the local miners) on either side of it. The Company dug and sampled an east-west trench across the area. There is a 30 metre zone of gold mineralization west of the dyke. Only 19 metres of the 30 metre length of the trench was sampled because of the fact that, within the trench 2 deep pits occur, each over 5.00 metres wide, where no samples could be taken. The 19 metres averaged 245 ppb gold. One 2003 drill hole, 02TD, intersected 7.00 metres of 4.34 grams per tonne gold under the west pit.

***Future Programs***

Drilling on the Company's Taseko project is to commence on receipt of the various permits required. After the rainy season in Mali, the Company plans a RAB drilling program mainly on the TD concession to start to delineate the gold mineralization associated with the diorite dyke in the Bourdala area. After an updated mineral resource study is completed on the Kenieba concession, the Company plans to continue drilling the identified targets.

***The Exploration Team***

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

***Overview of Performance***

During the Second Quarter, the Company's assets increased by $251,354 to $4,371,628. This is mainly due to $408,700 in cash being received on the issuance of shares reduced by $101,972 in operating costs. The Company's working capital decreased by $122,518 from a working capital of $241,772 at the end of the first quarter of 2007 to a working capital of $119,254 at the end of the Second Quarter of 2007 due primarily to the Company's exploration activities. During the Second Quarter, the Company spent $359,179 on exploration costs and paid $36,816 towards mineral concessions and contracts.

***Results of Operations***

The Company's operations consist of the exploration and development of mineral concessions in Mali and the maintenance of its head office in Canada and its exploration office in Mali.

The net loss for the Second Quarter was $513,921 or $0.025 per share compared to a net loss of $311,681 or $0.017 per share in the Second Quarter of 2006, representing an increase in net loss of $202,240. The main reasons for the increase are increases of $183,101 in stock-based compensation expense, $7,619 in accounting and audit, $6,214 in promotion, travel and shareholder relations, and $5,084 in legal expenses. The increase in stock-based compensation is the result of 845,000 stock options being granted and vesting in the Second Quarter. The increase in accounting and audit is the result of an increase in the auditors' fee to complete the fiscal 2006 year-end audit. The increase in promotion, travel and shareholder relations is the result of management's decision to purchase space and increase its presence on a website located in the United Kingdom and expense reimbursements to the Company's investor relations firm, as part of the investor relations program. The increase in legal expense is the result of notary fees paid in Mali in respect of the Bourdala concessions.

***Liquidity and Capital Resources***

During the Second Quarter, the Company completed a Private Placement consisting of 738,667 units at a price of $0.60 per unit for a total consideration of $443,200. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. All shares issued under this private placement are subject to a hold period until August 4, 2007. The Company paid a finder's fee and agent's fees of $22,362 and issued 37,270 transferable agent's warrants with a fair value of $27,952. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008.

Also, during the Second Quarter, the Company issued 55,000 shares at a price of $0.30 per share for the exercise of options for a total consideration of $16,500.

Subsequent to the Second Quarter, the Company completed a flow-through financing of 450,000 units at $0.75 per unit for total proceeds of $337,500 with the Cordilleran I 2007 Partnership and four individuals, as announced July 9, 2007. Each unit consists of one flow-through share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company's capital stock at a price of $0.80 until July 20, 2008. The warrants attached to these units are all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice. The four-month hold period on the shares will expire on November 21, 2007.

Also, subsequent to the Second Quarter, the Company completed a non-brokered private placement with the MineralFields Group of 860,000 flow-through units at $0.70 per unit for proceeds of $602,000 and 230,385 non flow-through units at $0.65 per unit for proceeds of $149,750. Each unit consists of one share and one half of a non flow-through share purchase warrant for a total of 545,192 warrants. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share until August 14, 2008. All shares issued under this private placement are subject to a four month hold period until December 14, 2007. A finder's fee of $30,070, 43,615 shares and 87,230 one year share purchase warrants was paid. Each finder's warrant entitles the holder to purchase one share of the Company's capital stock at $0.80 per share until August 14, 2008. These warrants will be exercisable at the prices of the shares in the units, respectively, for a period of one year from closing. The warrants attached to these placements are all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

***Related Party Transactions***

During the Second Quarter, the Company paid management fees totalling $6,300 (2006 - $6,000) to a company wholly owned by Willis W. Osborne, Director and management fees totalling $4,000 (2006 - $Nil) to a company wholly owned by Victor Jones, Director.

***Related Party Transactions (continued)***
During the Second Quarter, the Company paid geological fees totalling $8,351 (2006 - $6,343) to Mamadou Keita, Director, and accounting fees totalling $1,916 (2006 - $925) and consulting fees totalling $4,095 (2006 - $3.900) to the Secretary of the Company.

***Summary of Quarterly Results***
Selected consolidated financial information for the last 12 quarters is as follows:

| Quarter | Revenue | Net (loss) | Net (loss) per share |
|---|---|---|---|
| 2007 2nd Q | $ 1,862 | $ (513,921) | $ (0.025) |
| 2007 1st Q | $ 526 | $ (131,427) | $ (0.007) |
| 2006 4th Q | $ 1,874 | $ (88,934) | $ (0.005) |
| 2006 3rd Q | $ 2,625 | $ (98,736) | $ (0.005) |
| 2006 2nd Q | $ 2,562 | $ (311,681) | $ (0.017) |
| 2006 1st Q | $ 161 | $ (55,418) | $ (0.003) |
| 2005 4th Q | $ 888 | $ (110,126) | $ (0.007) |
| 2005 3rd Q | $ 52 | $ (30,716) | $ (0.002) |
| 2005 2nd Q | $ 139 | $ (53,676) | $ (0.003) |
| 2005 1st Q | $ 58 | $ (70,501) | $ (0.005) |
| 2004 4th Q | $ 36 | $ (881,531) | $ (0.058) |
| 2004 3rd Q | $ 4,072 | $ (62,877) | $ (0.004) |

***Disclosure Controls Procedures and Internal Control over Financial Reporting***
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, which includes the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as defined in *Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings*, of the Canadian Securities Administrators and concluded that such disclosure controls and procedures are effective. Senior management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with *Multilateral Instrument 52-109*. There have been no changes in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

***Investor Relations***
During the Second Quarter, the Company participated in the Vancouver Investment Conference in June, 2007.

The Company also retained Ascenta Capital Partners Inc. to assist Great Quest in fostering productive, continuing dialogue with investor analysts and brokers.

George Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about Great Quest's projects and progress. Information on the Company can be viewed online at www.greatquest.com; and on SEDAR at www.sedar.com.

**DATED: August 24, 2007**

**ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.**

*"Willis W. Osborne"*
Willis W. Osborne
President & Director

# GREAT QUEST METALS LTD.

QUARTERLY REPORT

JUNE 30, 2007

## NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

## SCHEDULE A: FINANCIAL STATEMENTS

Schedule A: Financial Information

# GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

June 30, 2007 and 2006

**GREAT QUEST METALS LTD.**
**CONSOLIDATED BALANCE SHEETS**
**JUNE 30, 2007**
**(With comparative audited figures for December 31, 2006)**

| | June 30, 2007 (unaudited) | December 31, 2006 (audited) |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | $ 140,437 | $ 37,835 |
| Goods and services tax recoverable | 6,022 | 2,626 |
| Prepaid expenses | 4,574 | 4,834 |
| | 151,033 | 45,295 |
| Due from related parties | 67,564 | 36,265 |
| Automobile, equipment and furniture (Note 2) | 10,173 | 11,968 |
| Mineral properties, including deferred costs (Note 3) | 4,134,444 | 3,535,591 |
| Deposits | 8,414 | 8,414 |
| | $ 4,371,628 | $ 3,637,533 |
| **LIABILITIES** | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 8,672 | $ 86,570 |
| Due to related parties | 23,107 | 22,835 |
| | 31,779 | 109,405 |
| **SHARE CAPITAL AND DEFICIT** | | |
| Share capital (Note 4) | 8,141,112 | 7,130,161 |
| Contributed surplus (Note 4) | 913,960 | 467,842 |
| Deficit | (4,715,223) | (4,069,875) |
| | 4,339,849 | 3,528,128 |
| | $ 4,371,628 | $ 3,637,533 |

Subsequent events (Note 8)

Approved by the Directors:

*"Willis W. Osborne"*
Director

*"Victor J.E. Jones"*
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.



**GREAT QUEST METALS LTD.**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**
**FOR THE PERIODS ENDED JUNE 30, 2007 AND JUNE 30, 2006**

| | 3 Months ended | | 6 Months ended | |
|---|---|---|---|---|
| | JUNE 30, 2007 | JUNE 30, 2006 | JUNE 30, 2007 | JUNE 30, 2006 |
| ADMINISTRATION COSTS: | | | | |
| Accounting and audit | $ 20,018 | $ 12,399 | $ 24,709 | $ 16,918 |
| Amortization | 138 | 127 | 276 | 394 |
| Bank charges | 162 | 137 | 706 | 364 |
| Consulting | 4,095 | 3,900 | 7,652 | 7,300 |
| Investor relations | 13,500 | 20,050 | 33,000 | 23,800 |
| Legal | 6,144 | 1,060 | 9,567 | 4,772 |
| Management fees | 10,300 | 6,000 | 16,500 | 12,000 |
| Office and general | 12,340 | 9,125 | 27,157 | 15,170 |
| Promotion, travel and shareholder relations | 22,833 | 16,619 | 43,819 | 25,215 |
| Rent | 4,865 | 4,080 | 9,732 | 8,159 |
| Securities and brokerage fees | 7,449 | 8,613 | 23,543 | 21,594 |
| Stock-based compensation | 411,811 | 228,710 | 446,118 | 228,710 |
| Telephone and communication | 2,128 | 3,423 | 4,957 | 5,426 |
| | 515,783 | 314,243 | 647,736 | 369,822 |
| Interest income | (1,862) | (2,562) | (2,388) | (2,723) |
| LOSS FOR THE PERIOD | 513,921 | 311,681 | 645,348 | 367,099 |
| DEFICIT AT BEGINNING OF PERIOD | 4,201,302 | 3,570,524 | 4,069,875 | 3,515,106 |
| DEFICIT AT END OF PERIOD | $ 4,715,223 | $ 3,882,205 | $ 4,715,223 | $ 3,882,205 |
| Basic and diluted loss per share | $ 0.025 | $ 0.017 | $ 0.033 | $ 0.021 |
| Weighted average common shares outstanding | 20,273,174 | 18,278,230 | 19,553,660 | 17,576,730 |

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

**GREAT QUEST METALS LTD.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE PERIODS ENDED JUNE 30, 2007 AND JUNE 30, 2006**

| | 3 Months ended | | 6 Months ended | |
|---|---|---|---|---|
| | JUNE 30, 2007 | JUNE 30, 2006 | JUNE 30, 2007 | JUNE 30, 2006 |
| OPERATING ACTIVITIES: | | | | |
| Loss for the period | $ (513,921) | $ (311,681) | $ (645,348) | $ (367,099) |
| Adjustments: | | | | |
| Amortization | 138 | 127 | 276 | 394 |
| Stock-based compensation(Note 4) | 411,811 | 228,710 | 446,118 | 228,710 |
| | (101,972) | (82,844) | (198,954) | (137,995) |
| Change in non-cash working capital items: | | | | |
| Goods and services tax recoverable | (958) | (2,244) | (3,396) | (3,999) |
| Prepaid expenses | (3,018) | 1,614 | 260 | (2,639) |
| Accounts payable and accrued liabilities | (32,875) | (16,870) | (77,898) | (40,337) |
| Due to related parties | - | (12,040) | 272 | (85,836) |
| | (138,823) | (112,384) | (279,716) | (270,806) |
| FINANCING ACTIVITIES: | | | | |
| Issue of share capital for cash | 459,700 | 371,105 | 1,033,313 | 1,272,115 |
| Share subscription advances | (51,000) | - | - | - |
| Share issue costs | (22,362) | - | (22,362) | - |
| | 386,338 | 371,105 | 1,010,951 | 1,272,115 |
| INVESTING ACTIVITIES: | | | | |
| Due from related parties | (11,006) | (6,960) | (31,298) | (6,960) |
| Acquisition costs of automobile, equipment and furniture | - | - | - | (7,145) |
| Acquisition costs of mineral properties | (36,816) | (64,899) | (84,402) | (143,466) |
| Deferred exploration and development costs, net of amortization | (359,179) | (270,837) | (512,933) | (534,357) |
| | (407,001) | (342,696) | (628,633) | (691,928) |
| INCREASE (DECREASE) IN CASH | (159,486) | (83,975) | 102,602 | 309,381 |
| CASH (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD | 299,923 | 391,565 | 37,835 | (1,791) |
| CASH AT END OF PERIOD | $ 140,437 | $ 307,590 | $ 140,437 | $ 307,590 |

Supplemental cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.



**GREAT QUEST METALS LTD.**
**CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS**
**FOR THE PERIODS ENDED JUNE 30, 2007 AND JUNE 30, 2006**

| | 2007 Total | 2006 Total |
|---|---|---|
| EXPLORATION COSTS: | | |
| Amortization | $ 1,519 | $ 2,706 |
| Drilling, reclamation and assays | 488,570 | 463,073 |
| Exploration surveys | 21,220 | 62,969 |
| Office, consulting and travel | 3,142 | 8,336 |
| Total costs incurred during the period | 514,451 | 537,084 |
| Balance, beginning of period | 2,351,859 | 1,520,679 |
| Balance, end of period | $ 2,866,310 | $ 2,057,763 |

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

## 1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2006 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2006 audited consolidated financial statements.

## 2. AUTOMOBILE, EQUIPMENT AND FURNITURE

| | June 30, 2007 | | | December 31, 2006 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value | Net Book Value |
| Automobile | $ 41,769 | $ 37,078 | $ 4,691 | $ 5,518 |
| Equipment | 18,924 | 13,626 | 5,298 | 6,233 |
| Furniture | 2,347 | 2,163 | 184 | 217 |
| | $ 64,838 | $ 52,867 | $ 10,173 | $ 11,968 |

## 3. MINERAL PROPERTIES

| | June 30, 2007 | | | |
|---|---|---|---|---|
| | Acquisition Costs | Deferred Exploration Costs | Write-off of Capitalized Costs | Total |
| a. Mali Properties | $ 1,268,133 | $ 2,866,310 | $ - | $ 4,134,443 |
| b. Taseko Property | 1 | - | - | 1 |
| | $ 1,268,134 | $ 2,866,310 | $ - | $ 4,134,444 |

| | December 31, 2006 | | | |
|---|---|---|---|---|
| | Acquisition Costs | Deferred Exploration Costs | Write-off of Capitalized Costs | Total |
| a. Mali Properties | $ 1,194,966 | $ 2,351,858 | $ (11,234) | $ 3,535,590 |
| b. Taseko Property | 1 | - | - | 1 |
| | $ 1,194,967 | $ 2,351,858 | $ (11,234) | $ 3,535,591 |

**Bourdala Concessions**

During the current period, the Company paid 15,400,000 FCFA (CDN$36,816) to the Owners.



GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

## 4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.
The Company has issued shares of its capital stock as follows:

| | June 30, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Number of Shares | Amount $ | Number of Shares | Amount $ |
| Balance, beginning of period/year | 18,834,147 | $ 7,130,161 | 16,341,897 | $ 5,751,036 |
| Issued during the period/year for: | | | | |
| Cash | 1,740,249 | 1,033,313 | 2,492,250 | 1,375,497 |
| Share issue costs | - | (22,362) | - | - |
| Reallocation on agent warrants/stock options exercised | - | - | - | 3,628 |
| Balance, end of period/year | 20,574,396 | $ 8,141,112 | 18,834,147 | $ 7,130,161 |

**Transactions for the Issue of Share Capital**
**During the quarter ended June 30, 2007:**

a. The Company completed a Private Placement consisting of 738,667 units at a price of $0.60 per unit for a total consideration of $443,200. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until August 4, 2007. The Company paid a finder's fee of $22,362 and agent's fees of 37,270 transferable agent's warrants with a fair value of $27,952. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008.

b. The Company issued 55,000 shares at a price of $0.30 per share for the exercise of options for a total consideration of $16,500.

**Stock Options**

A summary of the status of the Company's stock option plan as of June 30, 2007 and December 31, 2006, and changes during the period and year then ended are as follows:

| | June 30, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Life in Years | Shares | Weighted Average Exercise Price | Weighted Average Remaining Life in Years |
| Options outstanding, beginning of period/year | 940,000 | $ 0.70 | 3.59 | 715,500 | $ 0.46 | 2.50 |
| Exercised | (55,000) | (0.30) | - | (275,500) | (0.25) | - |
| Granted | 865,000 | 0.65 | - | 500,000 | 0.80 | - |
| Forfeited/cancelled | - | - | - | - | - | - |
| Options outstanding, end of period/year | 1,750,000 | $ 0.69 | 4.12 | 940,000 | $ 0.70 | 3.59 |

## 4. SHARE CAPITAL (Continued)

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2007:

| Options Outstanding | Options Exercisable | Exercise Price | Expiry Date |
|---|---|---|---|
| 25,000 | 25,000 | $0.30 | September 4, 2007 |
| 250,000 | 250,000 | $0.65 | November 26, 2009 |
| 110,000 | 110,000 | $0.65 | October 21, 2010 |
| 500,000 | 467,327 | $0.80 | April 18, 2011 |
| 100,000 | 100,000 | $0.64 | May 30, 2012 |
| 765,000 | 745,000 | $0.65 | June 11, 2012 |
| 1,750,000 | 1,697,327 | | |

The fair values of options granted during the quarter ending June 30, 2007 were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

| | |
|---|---|
| Expected volatility | 84.94% to 89.32% |
| Risk-free interest rate | 4.53% to 4.69% |
| Expected life | 5 years |
| Expected dividend yield | 0% |

Based on the above assumptions, the average fair value of each option granted and vested was $0.41. Accordingly, compensation expense of $349,553 was recorded in the statement of operations for the options vested during the quarter ending June 30, 2007.

**Warrants**

At June 30, 2007, the Company had outstanding purchase warrants exercisable to acquire 1,799,270 shares as follows:

| Number | Exercise Price | Expiry Date |
|---|---|---|
| 176,000 | $0.65 | September 13, 2007 |
| 800,000 | $0.65 | February 6, 2008 |
| 416,666 | $0.75 | March 8, 2008 |
| 406,604 | $0.75 | April 3, 2008 |
| 1,799,270 | | |

**Contributed surplus**

| | June 30, 2007 | December 31, 2006 |
|---|---|---|
| Balance, beginning of period/year | $ 467,842 | $ 213,354 |
| Stock-based compensation expense | 446,118 | 258,116 |
| Reallocation of Agent's warrants/stock options exercised | - | (3,628) |
| Balance, end of period/year | $ 913,960 | $ 467,842 |





## 4. SHARE CAPITAL (Continued)

**Transactions related to contributed surplus**
**During the quarter ended June 30, 2007:**

a. 845,000 of 865,000 options issued during the quarter vested. The fair value of the options vested totalled $349,553.

b. 52,500 options previously issued to investor relation professionals vested during the quarter. The fair value of the options vested totalled $34,306.

c. The Company paid an agent's fee of 37,270 transferable agent's warrants with a fair value of $27,952.

**Escrow Shares**

There are 143,734 shares held in escrow.

## 5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the six month period ended June 30, 2007:

a. Management fees totalling $16,500 (2006 - $12,000) were incurred with corporations related to the Company by two common Directors.

b. Geological fees totalling $8,351 (2006 - $10,919) have been incurred with a Director of the Company.

c. Accounting fees totalling $3,207 (2006 - $2,044) and consulting fees totalling $7,652 (2006 - $7,300) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

## 6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

| | Mali | Canada | Total |
|---|---|---|---|
| June 30, 2007 | | | |
| Automobile, equipment and furniture | $ 8,793 | $ 1,380 | $ 10,173 |
| Mineral properties, including deferred costs | 4,134,443 | 1 | 4,134,444 |
| | $ 4,143,236 | $ 1,381 | $ 4,144,617 |

## 6. SEGMENTED INFORMATION (Continued)

| | Mali | Canada | Total |
|---|---|---|---|
| December 31, 2006 | | | |
| Automobile, equipment and furniture | $ 10,128 | $ 1,840 | $ 11,968 |
| Mineral properties, including deferred costs | 3,535,590 | 1 | 3,535,591 |
| | $ 3,545,718 | $ 1,841 | $ 3,547,559 |

| | Mali | Canada | Total |
|---|---|---|---|
| For the period ended June 30, 2007 | | | |
| Interest income | $ - | $ 2,388 | $ 2,388 |
| Expenses | (23,320) | (624,416) | (647,736) |
| | $ (23,320) | $ (622,028) | $ (645,348) |

| | Mali | Canada | Total |
|---|---|---|---|
| For the year ended December 31, 2006 | | | |
| Interest income | $ - | $ 7,223 | $ 7,223 |
| Expenses | (42,855) | (519,137) | (561,992) |
| | $ (42,855) | $ (511,914) | $ (554,769) |

## 7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended June 30, 2007 and December 31, 2006 as follows:

| | June 30, 2007 | December 31, 2006 |
|---|---|---|
| Non-cash financing investing activities: | | |
| Items affecting share capital: | | |
| Reallocation on agents warrants/stock options exercised | - | 3,628 |
| Contributed surplus | - | (3,628) |
| | $ - | $ - |

| | June 30, 2007 | December 31, 2006 |
|---|---|---|
| Non-cash investing activities: | | |
| Automobile, equipment and furniture – amortization | 1,519 | 4,341 |
| Deferred exploration costs - amortization | (1,519) | (4,341) |
| | $ - | $ - |





## 8. SUBSEQUENT EVENTS

a. The Company completed a flow-through financing of 450,000 units at $0.75 per unit for total proceeds of $337,500 with the Cordilleran I 2007 Partnership and four individuals, announced July 9, 2007. Each unit consists of one flow-through share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company's capital stock at a price of $0.80 until July 20, 2008. The warrants attached to these units are all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice. The four-month hold period on the shares will expire on November 21, 2007.

b. The Company completed a non-brokered private placement with the MineralFields Group of 860,000 flow-through units at $0.70 per unit for proceeds of $602,000 and 230,385 non flow-through units at $0.65 per unit for proceeds of $149,750. Each unit consists of one share and one half of a non flow-through share purchase warrant for a total of 545,192 warrants. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share until August 14, 2008. All shares issued under this private placement are subject to a four month hold period until December 14, 2007. A finder's fee of $30,070, 43,615 shares and 87,230 one year share purchase warrants was paid. Each finder's warrant entitles the holder to purchase one share of the Company's capital stock at $0.80 per share until August 14, 2008. These warrants will be exercisable at the prices of the shares in the units, respectively, for a period of one year from closing. The warrants attached to these placements are all subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

# GREAT QUEST
## METALS LTD.

## Corporate Information
*(As at August 24, 2007)*

### CORPORATE HEAD OFFICE
Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

### OFFICERS & DIRECTORS
Mr. Willis W. Osborne, President, CEO & Director
Mr. Victor J.E. Jones, CFO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. Scott B. Hean, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

### INVESTOR RELATIONS
Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

### STOCK EXCHANGE LISTINGS
TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

Berlin-Bremin
Trading Symbol "GQM"

Frankfurt Exchange
Trading Symbol "GQM"

### SHARE CAPITAL
Authorized: Unlimited Issued: 22,158,396
Options: 1,750,000
Warrants: 2,702,729
Escrow: 143,734
Fully Diluted 26,611,125
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

### TRANSFER AGENT & REGISTRAR
Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

### LEGAL COUNSEL & RECORDS OFFICE
DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

### AUDITORS
MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

END